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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 26, 2008

IMPERIAL TOBACCO GROUP PLC

(Translation of registrant’s name into English)

Upton Road, Bristol BS99 7UJ, England

(Address of principle executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐   No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC
(Registrant)

Date	May 26, 2008	By	/s/ TREVOR WILLIAMS
Trevor Williams
Deputy Company Secretary

Attached to this 6-K are the following items:

Exhibit

99.1                                                   Offer for Logista - Result – May 8, 2008

99.2                                                   Logista Offer Update – May 16, 2008

99.3                                                   Issue of Equity – May 20, 2008

99.4                                                   Interim Results – May 20, 2008

99.5                                                   Prospectus in Relation to Rights Issue – May 20, 2008

99.6                                                   Document regarding Rights Issue Prospectus Filing – May 21, 2008